Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 10, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 12415
WCM International Buy-Write Portfolio, Series 1
(the “Trust”)
CIK No. 2069306 File No. 333-289404

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       The Staff notes the disclosure in the second and fourth bullets under the fourth paragraph entitled “Screen for Following Criteria” set forth in the “Portfolio Selection Process” section. Please revise the disclosure in the referenced bullets to describe an objective metric used by WCM Investment Management, LLC to screen for common stocks that are eligible for inclusion in the portfolio. Otherwise, consider revising the referenced disclosure to clarify that the factors described in the second and fourth bullets are not objective screens for eligibility for inclusion in the portfolio.

Response:       In accordance with the Staff’s comment, the referenced disclosure will be revised as follows:

Screen for Following Criteria. After identifying the universe of eligible companies, WCM applies the following screening factors to eliminate the companies that do not meet the criteria:

•	Market capitalization greater than $2 billion USD and average daily trading volume of more than $3 million USD per day.
•	Returns on invested capital that exceed the cost of capital.

From the remaining universe of eligible companies, WCM then considers the following factors holistically to determine eligibility for inclusion in the portfolio:

•	Financial strength, which is assessed by analyzing certain metrics for each company, including net debt to Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio, the debt to equity ratio, the equity to assets ratio and a company’s cash flow.
•	Competitive position of a company in the market and its future growth potential.

2.       The Staff notes the following disclosure in the fifth paragraph entitled “Analyze the Eligible Companies” set forth in the “Portfolio Selection Process” section, “The factors described are generally weighted equally, but certain factors may be weighted more or less heavily depending on WCM's analysis of a company's growth potential.” Please clarify how WCM determines which factors are weighted more or less heavily.

Response:       In accordance with the Staff’s comment, the fifth paragraph entitled “Analyze the Eligible Companies” set forth in the “Portfolio Selection Process” section will be revised as follows:

Analyzing the Eligible Companies. From the universe of companies that satisfy their initial criteria, WCM analyzes the eligible companies with bottom-up, fundamental research with a focus on the following factors: (i) financial performance, which they assess by analyzing a company’s key financials metrics including revenues, profit margin, returns, and leverage, (ii) competitive position, which is indicated by high/rising returns on investment capital (ROIC), market share gains resulting from revenue growth greater than the industry, and improving pricing power, (iii) future growth potential, indicated by favorable demographics, rising income levels, pricing power, innovation capabilities and opportunities for market share gains and (iv) intrinsic value, which WCM determines using models (e.g., a discounted cash flow model, sum of the parts model, etc.), as well as historical and forward-looking valuation metrics (e.g., price to earnings ratio, price to book ratio, etc.). These factors are considered within the context of each company's opportunities for growth and business structure. For example, the price to earnings ratio may be viewed as more or less relevant depending on the company’s industry or business model.

3.       The Staff notes the following disclosure in the sixth paragraph entitled “Selecting the Final Portfolio” set forth in the “Portfolio Selection Process” section, “After considering the factors detailed in the criteria above in connection with each other, WCM selects the Common Stocks with the best prospects to meet the investment objective of the Trust.” Please revise the referenced disclosure to describe how WCM evaluates the common stocks with the best prospects to meet the Investment Objective of the Trust.

Response:       In accordance with the Staff’s comment, the referenced disclosure will be revised as follows:

Selecting the Final Portfolio. After considering the factors detailed in the criteria above in connection with each other, WCM makes a final determination and selects the Common Stocks that they believe are best positioned for income and capital appreciation by identifying those that meet the investment objective of the Trust, have attractive current assets, and, in WCM's opinion, have strong prospects for growth. In selecting the final portfolio, WCM also takes into account various portfolio construction considerations, including the industry, country, and currency concentrations of the final portfolio, as well as any overlapping exposures the Common Stocks may have.

4.       The Staff notes the disclosure in the second to last paragraph set forth in the “Portfolio Selection Process” section. Please revise the disclosure to remove the reference to “dividend paying securities,” as the Portfolio Selection Process section includes a reference to dividend paying common stocks.

Response:       In accordance with the Staff’s comment, the referenced disclosure will be revised to remove the reference to “dividend paying securities.”

Risk Factors

5.       Please consider updating the statement in the “Market Risk” disclosure that the Federal Reserve has recently lowered interest rates.

Response:       The Trust has considered the Staff’s comment and respectfully declines to revise the disclosure as it believes the disclosure as currently stated is accurate and appropriate for investor comprehension. However, the Trust will continue to monitor developments in the Federal Reserve’s approach to interest rates moving forward, especially in light of the upcoming September Federal Open Market Committee meeting.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,

Chapman and Cutler LLP

By	/s/ Daniel J. Fallon

Daniel J. Fallon